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September 5, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	William Demarest
Wilson Lee
Robert Arzonetti
Susan Block

	Re:	Learn SPAC HoldCo, Inc.
(File No. 333-276714)
Response to Letter, dated as of September 5, 2024

Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith a response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 5, 2024 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type.  The response below follows the sequentially numbered comment from the Letter.

General

1.
The staff of the Division of Investment Management has informed us that it has no further comments regarding the Investment Company Act status analyses presented in your correspondence, but it wishes to remind you that it does not necessarily agree or disagree with certain aspects of the analysis presented in your responses regarding Innventure’s Investment Company Act status, including but not necessarily limited to (i) your views with respect to the activities not encompassed within the term “investing” as that term is used in section 3(a)(1)(A) and (ii) your characterization of certain assets as non-securities.  Please acknowledge your understanding of the foregoing in your response letter.

Response:  The Company respectfully acknowledges its understanding of the Comment.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Robert Hutter, Learn SPAC HoldCo, Inc.
Josh DuClos, Sidley Austin LLP
John Stribling, Sidley Austin LLP
Joel May, Jones Day
Thomas Short, Jones Day